Exhibit 99.5

UNOFFICIAL ENGLISH TRANSLATION OF THE PROPOSAL TO
PARTIALLY AMEND THE ARTICLES OF ASSOCIATION OF LILIUM N.V.

as such will be proposed to the general meeting of shareholders to be held on Thursday, October 27, 2022 at 4:00 p.m. CEST at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

The left column shows the current text of the relevant provisions of the articles of association to be amended. The middle column shows the proposed amendments. The right column provides a short explanation of the proposed amendments.

CURRENT TEXT		PROPOSED AMENDMENT		EXPLANATORY NOTES

Article 1. Definitions.		Article 1. Definitions.

1. rr	"Transfer" means: any direct or indirect sale, assignment, transfer under general or specific title (algemene of bijzondere titel), conveyance, grant of any form of security interest (other than as explicitly provided in this definition), or other transfer or disposition of a Share or any legal or beneficial interest therein (including, for the avoidance of doubt, by way of a synthetic transfer or total return swap), whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" of a Share B shall also include, without limitation, the transfer of, or entering into a binding agreement with respect to, voting control over a Share B by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" of a Share B: (a) the granting of a power of attorney to persons designated by the Board in connection with actions to be taken at a General Meeting; (b) the pledge of Shares B by a Qualified B Holder that creates a mere security interest in such Shares B pursuant to a bona fide loan or indebtedness transaction as long as the Qualified B Holder continues to exercise voting control over such pledged shares; provided, however, that a foreclosure on such Shares B or other similar action by the pledgee shall constitute a "Transfer" of a Share B;	1. rr	"Transfer" means: any direct or indirect sale, assignment, transfer under general or specific title (algemene of bijzondere titel), conveyance, grant of any form of security interest (other than as explicitly provided in this definition), or other transfer or disposition of a Share or any legal or beneficial interest therein (including, for the avoidance of doubt, by way of a synthetic transfer or total return swap), whether or not for value and whether voluntary or involuntary or by operation of law. A "Transfer" of a Share B shall also include, without limitation, the transfer of, or entering into a binding agreement with respect to, voting control over a Share B by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" of a Share B: (a) the granting of a power of attorney to persons designated by the Board in connection with actions to be taken at a General Meeting; or (b) the pledge of Shares B by a Qualified B Holder that creates a mere security interest in such Shares B pursuant to a bona fide loan or indebtedness transaction as long as the Qualified B Holder continues to exercise voting control over such pledged shares; provided, however, that a foreclosure on such Shares B or other similar action by the pledgee shall constitute a "Transfer" of a Share B;	“Or” has been added between (a) and (b) in order to clarify that the actions described in either clause (a) or clause (b) are not considered a “Transfer” of a Share.

Article 4. Capital. Class Share Premium Reserve. Joint ownership.		Article 4. Capital. Class Share Premium Reserve. Joint ownership.

3.	At the time of conversion of Shares B into Shares A and Shares C referred to in article 4A, the authorized capital shall decrease by the number of Shares B converted and increase by the number of Shares A and Shares C converted.	[Paragraph deleted]		This paragraph has been deleted as it conflicts with Dutch law. As a result of this deletion, the current article 4 paragraphs 4 through 8 (and any reference thereto) will be renumbered to article 4 paragraphs 3 through 7.

Article 4A. Transfer and conversion of Shares B.		Article 4A. Transfer and conversion of Shares B.

n/a		2.	An Initial Qualified Holder may at any time convert (all or part of) its Shares B into one (1) Share A and one (1) Share C for each Share B. The Initial Qualified Holder shall send a written notice to the Non-Executive Directors of the relevant conversion. The business day following the date of the written notice shall be considered as the date of such conversion.

This amendment provides a share conversion mechanism that does not require approval or consent of the board of directors as such conversion mechanism was agreed and disclosed in the Proxy Statement/Prospectus filed with the U.S. Securities and Exchange Commission on August 11, 2021 (Registration No. 333-255800).

As a result of this addition, the current article 4A paragraphs 2 through 8 (and any reference thereto) will be renumbered to article 4 paragraphs 3 through 9.

Article 6. Issue of Shares. Authorized body. Conditions of issue.		Article 6. Issue of Shares. Authorized body. Conditions of issue.

5.	When Shares are acquired the amount of their nominal value must be paid at the same time and, in addition, if the Share is subscribed at a higher amount, the difference between such amounts. It may be agreed that part of that amount, such part not to exceed three fourths (3/4th) of the nominal value of the Shares, may remain unpaid until the Company shall make a call in respect of the monies unpaid on the Shares. Such arrangement may only be agreed prior to the resolution to issue Shares and shall require the approval of the body of the Company which has the authority to resolve to issue.	5.	When Shares are acquired the amount of their nominal value must be paid at the same time and, in addition, if the Share is subscribed at a higher amount, the difference between such amounts.	This amendment is to align with customary market practice of Dutch listed entities.

Article 6. Issue of Shares. Authorized body. Conditions of issue.		Article 6. Issue of Shares. Authorized body. Conditions of issue.

6.	Calls upon the Shareholders in respect of any monies unpaid on their Shares shall be made by the Board.	[Paragraph deleted]		This amendment is to align with customary market practice of Dutch listed entities. The current article 6 paragraph 7 (and any reference thereto) will be renumbered to article 6 paragraph 6.

Article 13. One-tier Board.		Article 13. One-tier Board.

2.	The Board of Directors shall initially, as of the Closing Date, subject to the provisions of the following sentence, consist of a minimum of five (5) persons and a maximum of nine (9) persons, of whom one (1) shall be an Executive Director and the others shall be Non-Executive Directors. The total number of Directors, the total number of Executive Directors and the total number of Non-Executive Directors, may be increased or decreased pursuant to a resolution of the Board approved by a majority vote of all of the Directors, and a majority vote of all of the Non-Executive Directors, then in office. A decrease in the number of Directors, or in the number of Executive Directors or Non-Executive Directors, shall not result in a decrease in the term of office of any Director in office at the time of such decrease in the number of Directors.	2.	The total number of Directors, the total number of Executive Directors and the total number of Non-Executive Directors, may be increased or decreased pursuant to a resolution of the Board approved by a majority vote of all of the Directors, and a majority vote of all of the Non-Executive Directors, then in office. A decrease in the number of Directors, or in the number of Executive Directors or Non-Executive Directors, shall not result in a decrease in the term of office of any Director in office at the time of such decrease in the number of Directors.	This amendment is to provide the board of directors with flexibility in relation to the composition of the board. Reference to the “Closing Date” has also been removed as it is no longer relevant.

Article 14. Appointment and nomination. Suspension and dismissal. Remuneration.		Article 14. Appointment and nomination. Suspension and dismissal. Remuneration.

5.	If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the General Meeting shall be free to appoint a Director at its discretion. A resolution to appoint a Director that was not nominated by the Board, may only be appointed by a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. With regard to subjects referred to in this paragraph and the previous paragraph, a second General Meeting may not be convened pursuant to Section 2:120 paragraph 3 DCC.	5.	If a nomination has not been made or has not been made in due time, this shall be stated in the notice and the General Meeting shall be free to appoint a Director at its discretion. A resolution to appoint a Director that was not nominated by the Non-Executive Directors, may only be appointed by a two thirds (2/3rd) majority of the votes cast, provided such majority represents more than half the issued share capital. With regard to subjects referred to in this paragraph and the previous paragraph, a second General Meeting may not be convened pursuant to Section 2:120 paragraph 3 DCC.	The term “Board” has been revised to “Non-Executive Directors” to be consistent with the rest of the paragraphs, since the binding nomination of a Director will be made by the Non-Executive Directors and not by the Board.

Article 18. Representation. Proxy holders		Article 18. Representation. Proxy holders.

1.	The Board shall be authorized to represent the Company. The Company shall also be represented by the Executive Director or by any two Directors acting jointly.	1.	The Board shall be authorized to represent the Company. The Company shall also be represented by any Executive Director acting solely or by any two Directors acting jointly.	“The Executive Director” has been revised to “any Executive Director acting solely” for clarification, since it is proposed to appoint Mr. Roewe as a second Executive Director next to Mr. Wiegand.

Article 22. Profits and loss.		Article 22. Profits and loss.

1.	The profits of the Company appearing from the annual accounts adopted by the General Meeting shall be at the disposal of the General Meeting. The Board shall make a proposal to the General Meeting which amount of the profit shall be allocated to the Company's profit reserves and which amount of the profit shall be available for distribution.	1.	From the profits, shown in the annual accounts, as adopted, the Board shall determine which part shall be reserved. Any profits remaining thereafter shall be at the disposal of the General Meeting. The Board shall make a proposal for that purpose.	This amendment is to align with customary market practice of Dutch listed entities.

Article 22. Profits and loss.		Article 22. Profits and loss.

2.	The Company may distribute profits only if and to the extent that its shareholders' equity is greater than the paid and called-up part of the issued capital plus the reserves which must be maintained by virtue of the law or the articles of association.	2.	Distribution may only be made if and to the extent that its shareholders' equity is greater than the paid and called-up part of the issued capital plus the reserves which must be maintained by virtue of the law or the articles of association.	This amendment is to align with customary market practice of Dutch listed entities.

Article 22. Profits and loss.		Article 22. Profits and loss.

8.	The General Meeting declaring a dividend may, upon proposal of the Board, decide that dividend will be distributed, wholly or partly, other than in cash.	8.	The General Meeting, at the proposal of the Board, may resolve that a distribution shall not be paid in whole or in part in cash but in kind or in the form of Shares.	This amendment is to align with customary market practice of Dutch listed entities.

Article 22. Profits and loss.		Article 22. Profits and loss.

9.	The General Meeting is authorized to reserve the profits to which the Shareholders are entitled, wholly or partly, for their benefit.	9.	The Board, or the General Meeting at the proposal of the Board, may resolve that distributions to holders of Shares shall be made out of one or more reserves.	This amendment is to align with customary market practice of Dutch listed entities.

Article 23. General Meetings.		Article 23. General Meetings.

4.	Notice of the General Meeting shall be given by the Board, subject to a time limit and in accordance with the applicable statutory provisions and stock exchange regulations; notice to holders of Shares and to usufructuaries and pledgees of Shares who are entitled to vote shall also be given by means of letters sent by registered post or by regular post.	4.	Notice of the General Meeting shall be given by the Board, subject to a time limit and in accordance with the applicable statutory provisions and stock exchange regulations.	This amendment is to align with customary market practice of Dutch listed entities, which usually does not require mailing the Notice of the General Meeting.

Article 23. General Meetings.		Article 23. General Meetings.

5.	The Board may decide that the convocation letters as referred to in paragraph 4 in respect of a person entitled to attend a General Meeting pursuant to Shares who agrees thereto, is replaced by a legible and reproducible message sent by electronic mail to the address indicated by him to the Company for such purpose.	[Paragraph deleted]

This amendment is to align with customary market practice of Dutch listed entities, which usually does not require mailing the Notice of the General Meeting.

The current article 23 paragraphs 6 through 11 (and any reference thereto) will be renumbered to article 23 paragraphs 5 through 10.

Article 24. The entire issued capital is represented. Records.		[Article deleted]

1.	Valid resolutions in respect of matters which were not mentioned on the agenda in the notice of General Meeting, or which have not been properly published, or in respect of which there has been no due observance of the period set for notice, can only be taken by unanimous votes in a General Meeting where the entire issued capital is represented.	[Paragraph deleted]	This paragraph has been deleted as it is not feasible for a Dutch listed entity.

Article 24. The entire issued capital is represented. Records.		[Article deleted]

2.	The Board shall keep a record of the resolutions taken. If the Board is not represented in a meeting, by or on behalf of the chairman of the meeting a copy of the resolutions taken will be provided to the Board as soon as possible after the meeting. The records shall be deposited at the offices of the Company for inspection by the Shareholders. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.	[Paragraph deleted]		This paragraph has been deleted as it is not feasible for a Dutch listed entity.

Article 25. Right to attend a General Meeting. Votes		Article 24. Right to attend a General Meeting. Votes.

10.	In case of a tie of votes in an election of persons, one new voting will take place in the same meeting; in case the votes are tied again, the matter shall be decided by the drawing of lots. If in an election among more than two (2) persons no one has obtained an absolute majority of the votes cast, a revote shall be taken between the two (2) candidates who have received the largest number of votes in their favor, where necessary after an interim vote and/or a drawing of lots. In case of a tie of votes concerning another proposal than mentioned in this paragraph, the proposal is rejected.	10.	In case of a tie of votes in an election of persons, one new voting will take place in the same meeting; in case the votes are tied again, the matter shall be rejected. The ruling by the chairperson of the General Meeting on the outcome of a vote shall be decisive.	This amendment is to align with customary market practice of Dutch listed entities.

Article 26. Resolutions outside of meetings. Records		[Article deleted]

As a consequence of the deletion of articles 24 and 26:

•    the current article 25 (and any reference thereto) will be renumbered to article 24; and

•    the current articles 27 through 30 (and any reference thereto) will be renumbered to articles 25 through 28.

1.	Resolutions of the General Meeting may also be adopted in writing or by electronic means of communication without recourse to a General Meeting. These resolutions must be taken with unanimous votes of all Shareholders entitled to vote.	[Paragraph deleted]	This paragraph has been deleted as it is not feasible for a Dutch listed entity.

Article 26. Resolutions outside of meetings. Records		[Article deleted]

2.	The Board shall keep a record of the resolutions thus made. Each of the Shareholders must procure that the Board is informed in writing of the resolutions made in accordance with paragraph 1 of this article as soon as possible. The records shall be deposited at the offices of the Company for inspection by the Shareholders. Upon request each of them shall be provided with a copy or an extract of such record at not more than the actual costs.	[Paragraph deleted]	This paragraph has been deleted as it is not feasible for a Dutch listed entity.

Article 27. Class Meetings		Article 25. Class Meetings

4.	A Class Meeting shall be held in the municipality in which the Company has its registered seat or alternatively in Rotterdam, Utrecht, The Hague or Haarlemmermeer (Schiphol Airport), the Netherlands, provided, however, that if all of the holders of such class of Shares so agree, (i) a meeting of such class may instead be convened elsewhere, or (ii) such holders may pass resolutions in writing in accordance with article 26.	4.	A Class Meeting shall be held in the municipality in which the Company has its registered seat or alternatively in Rotterdam, Utrecht, The Hague or Haarlemmermeer (Schiphol Airport), the Netherlands, provided, however, that if all of the holders of such class of Shares so agree, (i) a meeting of such class may instead be convened elsewhere, or (ii) such holders may pass resolutions in writing or by electronic means of communication without recourse to a meeting. These resolutions must be taken with unanimous votes of all holders of such class of Shares entitled to vote.	This amendment is to align with customary market practice of Dutch listed entities.

Transitional Provisions. Article 31.		[Article deleted]

The first financial year of the Company shall run up to and including the thirty-first day of December two thousand and twenty-one. This article and its heading shall cease to exist after the end of the first financial year.		[Paragraph deleted]		The transitional provisions have been deleted as they no longer apply to the company.

Transitional Provisions. Article 32.		[Article deleted]

1.	The provisions of article 4 paragraph 1 and paragraph 2 of these articles of association shall only come into effect if and when the share issue deed whereby 193,341,761 Shares A, numbered A57,235,121 up to and including A250,576,881 and 24,413,065 Shares B, numbered B1 up to and including B24,413,065 shall be issued to the parties holding shares in Lilium GmbH on the day that is immediately prior to the Closing Date, becomes effective (the "Authorised Share Capital CP 2"), which shall be evidenced by the filing of a Board resolution with the trade register of the Chamber of Commerce that states that the Authorised Share Capital CP 2 has been fulfilled.	[Paragraph deleted]	The transitional provisions have been deleted as they no longer apply to the company.

Transitional Provisions. Article 32.		[Article deleted]
2.

Prior to the Authorised Share Capital CP 2, but after the deed of issue whereby 21,080,961 Shares A, numbered A375,001 up to and including A12,235,120 and A250,851,154 up to and including 260,071,994 shall be issued to Continental Stock Transfer & Trust Company, a transfer agent regulated by the U.S. Security and Exchange Commission and organized under the laws of the State of New York, United States of America, with its place of business at One State Street, 30th Floor, New York, NY 10004, United States of America, acting as a transfer agent for and on behalf of Cede & Co, a general partnership organized under the laws of the State of New York, United States of America, with its place of business at 55 Water Street, New York, NY 10041, United States of America, as nominee for The Depository Trust Company, a central securities clearing depository existing under the laws of the State of New York, United States of America, having its address at 55 Water Street, New York, NY 10041, United States of America, solely for the benefit of the parties holding shares in Qell Acquisition Corp. on the day that is immediately prior to the last business day before the Closing Date, becomes effective (the "Authorised Share Capital CP 1"), which shall be evidenced by the filing of a Board resolution with the trade register of the Chamber of Commerce that states that the Authorised Share Capital CP 1 has been fulfilled, article 4 paragraph 1 and paragraph 2 shall read as follows:

"1. The authorized share capital of the Company amounts to nine million euro (EUR 9,000,000).

"2. The authorized share capital is divided into:

(i)   seventy million (70,000,000) Shares A with a nominal value of twelve eurocent (EUR 0.12) each;

(ii)   one million (1,000,000) Shares B with a nominal value of thirty-six eurocent (EUR 0.36) each; and

(iii)  one million (1,000,000) Shares C with a nominal value of twenty-four eurocent (EUR 0.24) each."

		[Paragraph deleted]	The transitional provisions have been deleted as they no longer apply to the company.

Transitional Provisions. Article 32.		[Article deleted]
3.

Upon these articles of association taking effect and prior to the Authorised Share Capital CP 1, article 4 paragraph 1 and paragraph 2 shall read as follows:

"1. The authorized share capital of the Company amounts to one hundred seventy-four thousand euro (EUR 174,000).

"2. The authorized share capital is divided into:

(i)     four hundred thousand (400,000) Shares A with a nominal value of twelve eurocent (EUR 0.12) each;

(ii)   two hundred thousand (200,000) Shares B with a nominal value of thirty-six eurocent (EUR 0.36) each; and

(iii)   two hundred thousand (200,000) Shares C with a nominal value of twenty-four eurocent (EUR 0.24) each."

		[Paragraph deleted]	The transitional provisions have been deleted as they no longer apply to the company.

Transitional Provisions. Article 32.		[Article deleted]
4.	This article shall cease to exist upon the Authorised Share Capital CP 2.	[Paragraph deleted]	The transitional provisions have been deleted as they no longer apply to the company.

Transitional Provisions. Article 33.		[Article deleted]
1.

The provisions of article 14 paragraph 1, paragraph 2, paragraph 4 and paragraph 5 of these articles of association shall only come into effect the next day after the Closing Date (Central European Time). Until such point in time, article 14 paragraph 1 shall read as follows while paragraph 2, paragraph 4 and paragraph 5 shall be non-existent:

“1.   Executive and Non-Executive Directors shall be appointed as such by the General Meeting and for such term as set at the time of the appointment by the General Meeting, provided that a Director shall retire at the close of the first annual General Meeting held following the expiry of the term of his appointment, without prejudice to article 14 paragraph 3. A Director may be reappointed one or more times, with due observance of this paragraph and paragraph 3."

		[Paragraph deleted]	The transitional provisions have been deleted as they no longer apply to the company.

Transitional Provisions. Article 33.		[Article deleted]
2.	This article shall cease to exist the next day after the Closing Date (Central European Time).	[Paragraph deleted]	The transitional provisions have been deleted as they no longer apply to the company.

n/a	Transitional Provision. Article 29. Increase authorised share capital.

n/a

As per the moment the Company’s issued and paid-up share capital amounts to one hundred seventy-five million euro (€ 175,000,000), paragraphs 1 and 2 of article 4 of these articles of association shall be deemed to have been amended and shall read as follows:

1.     “The authorized share capital of the Company amounts to three hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine euro and sixty eurocent (EUR 399,999,999.60).

2.       The authorized share capital is divided into:

(i)      three billion two hundred seventy-seven million two hundred sixty-eight thousand and five (3,277,268,005) Shares A with a nominal value of twelve eurocent (EUR 0.12) each;

(ii)     twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares B with a nominal value of thirty-six eurocent (EUR 0.36) each; and

(iii)     twenty-four million four hundred thirteen thousand sixty-five (24,413,065) Shares C with a nominal value of twenty-four eurocent (EUR 0.24) each.”

As per that moment, this Article 29 concerning the transitional provision shall terminate and disappear.

This transitional provision has been added to provide the company with additional flexibility in terms of its authorized share capital.

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